      Exhibit (a)(7)

[FORM OF LETTER TO EMPLOYEES ON LEAVE OF ABSENCE REGARDING OPTION
EXCHANGE PROGRAM]

Date

Name
Address
Address

Re: Option Exchange Program

Dear                :

Because you are currently on an approved leave of absence, we wanted to send you a reminder about Altera’s Option Exchange Program. Beginning today, and ending at 2:00 p.m. Pacific Daylight Time on July 3, you may elect to participate in the program by exchanging some or all of your eligible stock option grants for new options to be awarded at least six months and one day from the date the surrendered options are cancelled.

If you have access to Altera’s network from your home computer, you may access all of the available information about the program on the Stock Administration website located at http://is-web.altera.com/stock/html/esop/exchange_program/main.htm. You may also submit your Election Form (or Withdrawal Form, if applicable) electronically through the same website. If you do not have access to Altera’s network from home, but you do have internet access, you may access the available information about the program through the Securities and Exchange Commission’s website located at www.sec.gov. Simply click on the “Search for Company Filings” link in the “Filings and Forms” field, then click on “Companies and Other Filers” and enter “Altera” in the search field. Once there, click on the “tender offer” document with a filing date of June 5, 2003.

If you do not have access to Altera’s network from home, and therefore cannot make your elections electronically through the Stock Administration website, please contact Jeannie Futrell in the Legal Department for hard copy election and withdrawal forms, at (408) 544-8078 or alteralegal@altera.com. (The Legal Department can also provide you with a hard copy of the documents describing the program.) Altera must receive your completed Election and Withdrawal Forms—be it electronically or in hard copy—by 2:00 p.m. Pacific Daylight Time on July 3, 2003. No late forms will be accepted—no exceptions. If you choose to send your forms via U.S. mail, we suggest that you send them certified mail. Remember, it is the date that Altera San Jose receives your forms—not the postmark date—that counts.

Should you have any questions, please do not hesitate to contact the Legal Department.

Sincerely,

Andrea McMahon
Senior Benefits Consultant